SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Security Capital Group Incorporated
                                (Name of Issuer)

                 Class A Common Stock, Par Value $ .01 Per Share
                 Class B Common Stock, Par Value $ .01 Per Share
                         (Title of Class of Securities)

                                    81413P204
                                 (CUSIP Number)

                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                               September 18, 1998
             (Date of Event which requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



                                  SCHEDULE 13D

CUSIP No.  81413P204

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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Stichting Pensioenfonds ABP

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2     Check the Appropriate Box if a Member of a Group

                                                         (a)     |_|
                                                         (b)     |_|
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3     SEC Use Only
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4     Source of Funds (See Instructions)          00
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
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6     Citizenship or Place of Organization      The Kingdom of the Netherlands
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      NUMBER OF       7     Sole Voting Power
       SHARES               89,996 shares of Class A Common Stock
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        8     Shared Voting Power
        EACH                0
      REPORTING       ----------------------------------------------------------
       PERSON         9     Sole Dispositive Power
        WITH                89,996 shares of Class A Common Stock
                      ----------------------------------------------------------
                      10    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      89,996 shares of Class A Common Stock*
      *includes 36,832 shares issuable upon conversion of convertible subordinated debentures
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)   6.9%*
      *assumes conversion of convertible subordinated debentures
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14    Type of Reporting Person (See Instructions)          EP
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


--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Stichting Pensioenfonds ABP

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group

                                                         (a)     |_|
                                                         (b)     |_|
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Source of Funds (See Instructions)          00
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization      The Kingdom of the Netherlands
--------------------------------------------------------------------------------
      NUMBER OF       7     Sole Voting Power
       SHARES               4,510,400 shares of Class B Common Stock
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        8     Shared Voting Power
        EACH                0
      REPORTING       ----------------------------------------------------------
       PERSON         9     Sole Dispositive Power
        WITH                4,510,400 shares of Class B Common Stock
                      ----------------------------------------------------------
                      10    Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      4,510,400 shares of Class B Common Stock*
      *includes 4,499,800 shares issuable upon conversion of Class A Common
       Stock and convertible subordinated debentures
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)   7.6%*
      *assumes conversion of Class A Common Stock and convertible subordinated debentures
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)          EP
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


Item 1.   Security and Issuer

          The classes of equity securities to which this statement relates are the Class A common stock, par value $.01 per share (the "Class A Stock") and Class B common stock, par value $.01 per share (the "Class B Stock") of Security Capital Group Incorporated, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 125 Lincoln Avenue, Santa Fe, New Mexico 87501.

Item 2.   Identity and Background

          The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:

                                      PRINCIPAL                                               BUSINESS
          NAME                       OCCUPATION               CITIZENSHIP                     ADDRESS
          ----                       ----------               -----------                     -------
B. de Vries                   Independent                   The Netherlands               Oude Lindestraat
                              Chairman of the                                             70 6411 EJ
                              Governing Board                                             Heerlen
                                                                                          The Netherlands

P.M. Altenburg                First Vice Chairman           The Netherlands               Oude Lindestraat
                              of the Governing                                            70 6411 EJ
                              Board                                                       Heerlen
                                                                                          The Netherlands

W. Drees                      Secretary of the              The Netherlands               Oude Lindestraat
                              Governing Board                                             70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

J.W.E. Neervens               Chairman of the               The Netherlands               Oude Lindestraat
                              Board of Directors                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

J.M.G. Frijns                 Member of the                 The Netherlands               Oude Lindestraat
                              Board of Directors                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

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
                                      PRINCIPAL                                               BUSINESS
          NAME                       OCCUPATION               CITIZENSHIP                     ADDRESS
          ----                       ----------               -----------                     -------
J.F. Maassen                  Member of the                 The Netherlands               Oude Lindestraat
                              Board of Directors                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

J.H.R. van de Poel            Member of the                 The Netherlands               Oude Lindestraat
                              Board of Directors                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

J.M.G. Frijns                 Chief Investment              The Netherlands               Oude Lindestraat
                              Officer / Managing                                          70 6411 EJ
                              Director                                                    Heerlen
                                                                                          The Netherlands

W. Borgdorff                  Managing Director             The Netherlands               Oude Lindestraat
                                                                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

A.H. Berendsen                Managing Director             The Netherlands               Oude Lindestraat
                                                                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

E. van Gelderen               Managing Director             The Netherlands               Oude Lindestraat
                                                                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

J. Mensonides                 Managing Director             The Netherlands               Oude Lindestraat
                                                                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

B. Bos                        Managing Director             The Netherlands               Oude Lindestraat
                                                                                          70 6411 EJ
                                                                                          Heerlen
                                                                                          The Netherlands

          To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting


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or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          Pursuant to a Subscription Agreement dated July 15, 1996 between the Issuer and the Fund, for a total consideration of $85,000,000 the Fund purchased $42,500,000 of convertible subordinated debentures due 2016 of the Issuer and 44,015 shares of the Issuer's Class A Stock in a private placement. The convertible subordinated debentures became convertible into Class A Stock one year after the Issuer's initial public offering, which occurred on September 18, 1998. The Class A Stock became convertible into Class B Stock on January 1, 1998. Shares of Class A Stock closed on January 7, 2000 at a price of $618.75 and the current conversion price of the debentures is $1,153.90.

          On June 21, 1999, the Fund purchased 9,149 shares of Class A Stock and 10,600 shares of Class B Stock on the open market.

          The funds for the purchases made by the Fund pursuant to the Subscription Agreement and on the open market were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

          The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Class A Stock and Class B Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions. The Fund may also convert its convertible subordinated debentures into Class A Stock or convert its Class A Stock into Class B Stock.

          Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or


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instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) The Fund is the sole beneficial owner of and has the sole power to vote or to direct the vote or dispose or direct the disposition of 89,996 shares of Class A Stock representing 6.9% of the outstanding shares of the Issuer's Class A Stock. The calculation of the foregoing number of shares assumes the conversion of the convertible subordinated debentures owned by the Fund into 36,832 shares of Class A Stock.

          The Fund is the sole beneficial owner of and has the sole power to vote or to direct the vote or dispose or direct the disposition of 4,510,400 shares of Class B Stock representing 7.6% of the outstanding shares of the Issuer's Class B Stock. The calculation of the foregoing number of shares assumes the conversion of the Class A Stock and convertible subordinated debentures owned by the Fund into 4,499,800 shares of Class B Stock.

          The calculations of the foregoing percentages are based on the number of shares of Class A Stock and Class B Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999. To the knowledge of the Fund, there are no Class A shares or Class B shares which are beneficially owned by any director or executive officer listed under Item 2.

          (c) There have been no transactions by the Fund in securities of the Issuer during the past sixty days.

          (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock and the Class B Stock purchased by the Fund.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

          Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

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Item 7.   Material to be Filed as Exhibits

          Not applicable.








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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 25, 2000

                                                STICHTING PENSIOENFONDS ABP

                                                By: /s/ Jean Frijns
                                                    ---------------------------
                                                    Jean Frijns
                                                    Managing Director



                                                By: /s/ Bert Bos
                                                    ---------------------------
                                                    Bert Bos
                                                    Managing Director

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